Filed pursuant to Rule 425 under the

Securities Act of 1933, as amended, and

deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: The Hillshire Brands Company

Commission File No.: 1-3344

Subject Company: Pinnacle Foods Inc.

Commission File No.: 1-35844

Hillshire Supplier Letter

Dear [Supplier],

I am pleased to inform you that Hillshire Brands has announced an agreement to acquire Pinnacle Foods, a well-respected company with a robust portfolio of leading brands including Birds Eye®, Duncan Hines®, Vlasic®, Wish-Bone®, Mrs. Butterworth’s® and Van de Kamp’s ®, among others. A copy of our press release is attached.

Pinnacle Foods truly represents an ideal partner for Hillshire Brands. Along with having great iconic brands, they share our passion for developing innovative products and maintaining close ties with you, our valued suppliers.

The New Hillshire Brands will have leading brands and strong positions in key frozen, refrigerated and center of store grocery categories. Together, our increased scale, diversified portfolio, and shared focus on brand building will enable us to continue driving innovation and developing product extensions, allowing us to deliver outstanding benefits to our retailers and suppliers.

Please note, this announcement is just the first step in the process and the transaction is expected to close by September 2014, subject to shareholder and regulatory approvals and other customary closing conditions. From now until the transaction closes, however, we will continue to operate as independent companies and we will continue to partner with you as we always have – working together to provide our customers with the innovative, branded food products they have come to expect.

If you have any questions about this announcement, please don’t hesitate to contact your Hillshire Brands representative. As always, thank you for your continued partnership with Hillshire Brands.

Regards,

[INSERT NAME]

[INSERT TITLE]

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Forward-Looking Statements

This communication contains certain forward-looking statements with respect to the financial condition, results of operations and business of Hillshire Brands and the combined businesses of Pinnacle Foods and Hillshire Brands and certain plans and objectives of Hillshire Brands with respect thereto, including the expected benefits of the proposed merger. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “would”, “could” or “should” or other words of similar meaning or the negative thereof. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the expected closing date of the transaction; the possibility that the expected synergies and value creation from the proposed merger will not be realized, or will not be realized within the expected time period; the risk that the businesses will not be integrated successfully; disruption from the merger making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; changes in economic conditions, political conditions, trade protection measures, licensing requirements and tax matters; the possibility that the merger does not close, including, but not limited to, due to the failure to satisfy the closing conditions, including the receipt of approval of both Hillshire Brands’ stockholders and Pinnacle Foods’ stockholders; and the risk that financing for the transaction may not be available on favorable terms. These forward-looking statements are based on numerous assumptions and assessments made by Hillshire Brands in light of its experience and perception of historical trends, current conditions, business strategies, operating environment, future developments and other factors it believes appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this announcement could cause Hillshire Brands’ plans with respect to Pinnacle Foods, actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this announcement are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this announcement. Hillshire Brands assumes no obligation to update the information contained in this announcement (whether as a result of new information, future events or otherwise), except as required by applicable law. A further list and description of risks and uncertainties can be found in Hillshire Brands’ Annual Report on Form 10-K for the fiscal year ended June 29, 2013 and in its reports on Form 10-Q and Form 8-K.

Additional Information and Where to Find It

The proposed merger transaction involving Hillshire Brands and Pinnacle Foods will be submitted to the respective stockholders of Hillshire Brands and Pinnacle Foods for their consideration. In connection with the proposed merger, Hillshire Brands will prepare a registration statement on Form S-4 that will include a joint proxy statement/prospectus for the stockholders of Hillshire Brands and Pinnacle Foods to be filed with the Securities and Exchange Commission (the “SEC”), and each will mail the joint proxy statement/prospectus to their respective stockholders and file other documents regarding the proposed transaction with the SEC. Hillshire Brands and Pinnacle Foods urge investors and stockholders to read the joint proxy statement/prospectus when it becomes available, as well as other documents filed with the SEC, because they will contain important information. Investors and security holders will be able to receive the registration statement containing the proxy statement/prospectus and other documents free of charge at the SEC’s web site, http://www.sec.gov. These documents can also be obtained (when they are available) free of charge from Hillshire Brands upon written request to the Investor Relations Department, 400 South Jefferson Street, Chicago, Illinois 60607, telephone number (312) 614-8100 or from Hillshire Brands’ website, http://investors.hillshirebrands.com, or from Pinnacle Foods upon written request to the Investor Relations Department, 399 Jefferson Road, Parsippany, New Jersey, 07054, telephone number (973) 434-2924, or from Pinnacle Foods’ website, http://investors.pinnaclefoods.com.

Participants in Solicitation

Hillshire Brands, Pinnacle Foods and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the respective stockholders of Hillshire Brands and Pinnacle Foods in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective stockholders of Hillshire Brands and Pinnacle Foods in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Hillshire Brands’ executive officers and directors in its definitive proxy statement for its 2013 Annual Meeting of Stockholders, which was filed with the SEC on September 12, 2013. You can find more information about Pinnacle Foods’ executive officers and directors in its definitive proxy statement for its 2014 Annual Meeting of Stockholders, which was filed with the SEC on April 30, 2014. You can obtain free copies of these documents from Hillshire Brands and Pinnacle Foods using the contact information above.

Non-Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.